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                                  July 25, 2002



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Mr. Owen Pinkerton

Re:      Odyssey HealthCare, Inc.
         Request to Withdraw Registration Statement on Form S-1
         (File Number 333-92078)

Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Odyssey HealthCare, Inc. (the "Registrant") hereby respectfully withdraws the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

         The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of the Registrant's common stock, par value $.01 per share (the "Common Stock"), by certain of its stockholders as contemplated by the Registration Statement. The Registrant confirms that no shares of Common Stock have been or will be sold pursuant to the Registration Statement.

         The Registrant requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

         If you have any questions with respect to this letter, please call P. Gregory Hidalgo of Vinson & Elkins L.L.P., counsel to the Registrant, at (214) 220-7959.

                                       Sincerely,

                                       ODYSSEY HEALTHCARE, INC.


                                       By: /s/ Richard R. Burnham
                                          --------------------------------------
                                          Richard R. Burnham
                                          Chief Executive Officer and Chairman
                                          of the Board

cc:      P. Gregory Hidalgo, Esq.